UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 10, 2022

LA JOLLA PHARMACEUTICAL COMPANY

(Exact name of registrant as specified in its charter)

Delaware	001-36282	33-0361285
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No. )

201 Jones Road, Suite 400 Waltham, MA	02451
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 715-3600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value $0.0001 per share	LJPC	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

EXPLANATORY NOTE

This filing (the “SC14D9C Filing”) relates to the July 11, 2022 Form 8-K filing (the “Original Filing”) by La Jolla Pharmaceutical Company. The SC14DC Filing is being made to correct the EDGAR tagging on the Original Filing which was incorrectly tagged as a Rule 425 filing.

With the exception of the foregoing SEC EDGAR tagging correction, this SC14D9C Filing does not make any other changes to the Original Filing.

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On July 10, 2022, La Jolla Pharmaceutical Company, a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Innoviva, Inc., a Delaware corporation (the “Parent”), and Innoviva Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Parent (the “Purchaser”). The Merger Agreement provides for the acquisition of the Company by the Parent through a cash tender offer (the “Offer”) by the Purchaser for all of the Company’s outstanding shares of common stock (“Common Stock”), for $6.23 per share of Common Stock (the “Offer Price”).

The Company’s Board of Directors has unanimously approved the Merger (as defined below) and the Merger Agreement and recommended that the stockholders of the Company accept the Offer and tender their shares of Common Stock pursuant to the Offer. Under the Merger Agreement, the Parent is required to commence the Offer as promptly as reasonably practicable, and in any event on or prior to July 25, 2022.

Pursuant to the terms of the Merger Agreement, as of immediately prior to the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the Parent, Purchaser, the Company or any stockholder of the Company, (i) any shares of Common Stock and any shares of the Company’s preferred stock (“Preferred Stock”) held by the Company or any wholly-owned subsidiary of the Company as of immediately prior to the Effective Time (or held in the Company’s treasury) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor, (ii) any shares of Common Stock and Preferred Stock held by Parent, Purchaser or any other wholly-owned Subsidiary of Parent as of immediately prior to the Effective Time shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor, (iii) except as provided in clauses “(i)” and “(ii)” above: (A) each share of Common Stock outstanding immediately prior to the Effective Time (other than any holders of Common Stock who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, and (B) each share of Series C Preferred Stock outstanding immediately prior to the Effective Time (other than any holders of Series C Preferred Stock who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive a cash sum equal to 1,724.04 times the Offer Price and (iv) each share of common stock, $0.01 par value per share, of Purchaser outstanding immediately prior to the Effective Time shall be converted into one share of Common Stock of the Company.

The Purchaser’s obligation to accept shares of Common Stock tendered in the Offer is subject to customary closing conditions, including: (a) that the number of shares of Common Stock validly tendered and not validly withdrawn, together with any shares of Common Stock beneficially owned by the Parent or any subsidiary of the Parent, equals at least one share more than 50% of all shares of Common Stock then outstanding; (b) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in respect of the transactions contemplated by the Merger Agreement have expired or been terminated and the absence of any injunction or legal restraint which has the effect of prohibiting the consummation of the Offer or making the Offer or the Merger illegal; (c) since the date of the Merger Agreement, there shall not have occurred any Company Material Adverse Effect; (d) compliance by the Company with its covenants under the Merger Agreement; (e) the accuracy of representations and warranties of the Company as of the expiration of the Offer; (f) the absence of any pending legal proceeding in which a governmental body is a party challenging the Offer or the Merger; and (g) other customary conditions. The obligations of the Parent and the Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition.

Following the completion of the Offer, subject to the absence of injunctions or other legal restraints preventing the consummation of the Merger, the Purchaser will merge with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of the Parent, pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law, without any additional stockholder approval, on the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be effected as soon as practicable following the time of purchase by the Purchaser of shares of Common Stock validly tendered and not withdrawn in the Offer.

The Requisite Holders (as defined in the Company’s certificate of incorporation) of the Preferred Stock have waived the right to approve a Change of Control (as defined in the Company’s certificate of incorporation) as relating to the Offer and the Merger, which right is provided for in Article IV, Section (d)(9)(B) of the Company’s certificate of incorporation.

The Merger Agreement contains customary representations and warranties from both the Company, on the one hand, and the Parent and the Purchaser, on the other hand. It also contains customary covenants, including covenants providing for the Company to (i) cause each of the Company and its subsidiaries to conduct its business and operations in the ordinary course and in accordance in all material respects with past practice; (ii) not to engage in specified types of transactions during such period; and (iii) not (a) solicit, initiate, or knowingly facilitate or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an alternative acquisition proposal, (b) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with an alternative acquisition proposal or any proposal or offer that would reasonably be expected to lead to an alternative acquisition proposal, (c) adopt any resolution for the purpose of exempting any person (other than Parent and its subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable anti-takeover law or the Company’s organizational or other governing documents or (d) enter into any letter of intent, contract, commitment or agreement in principle with respect to an alternative acquisition proposal.

The Merger Agreement contains customary termination rights for both the Parent and the Purchaser, on the one hand, and the Company, on the other hand, including, among others, for failure to consummate the Offer on or before October 9, 2022 (the “End Date”). If the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement (including under specified circumstances in connection with the Company’s entry into an agreement with respect to a Superior Offer (as defined in the Merger Agreement)), the Company will be required to pay the Parent a termination fee of $7,227,181.80. In addition, if the Merger Agreement is terminated by the Parent or the Company because the acceptance time for the tender offer did not occur prior to the End Date or the tender offer expires in accordance with its terms without the Purchaser purchasing any shares of Common Stock, the Company will be required to reimburse Parent for certain transaction expenses, not to exceed $1,500,000.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, the Parent, the Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by the Company, on the one hand, and the Parent and the Purchaser, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties in negotiating the terms of the Merger Agreement, including information in confidential disclosure schedules delivered in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the Company, on the one hand, and the Parent and the Purchaser, on the other hand, rather than establishing matters as facts. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about the Company, the Parent, the Purchaser or their respective subsidiaries or affiliates at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

On July 10, 2022, concurrently with the execution of the Merger Agreement, the Parent entered into a Support Agreement (the “Support Agreement”) with the Purchaser and each of the stockholders of the Company set forth on Schedule A thereto (each, a “Support Agreement Stockholder”), pursuant to which each Support Agreement Stockholder agreed, among other things, to vote against other proposals to acquire the Company and, subject to certain exceptions, to tender his, her or its shares of Common Stock pursuant to the Offer. The foregoing description of the Support Agreement does not purport to be complete and are qualified in its entirety by reference to the full text of the form of Support Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 8.01	Other Events.

Press Release

On July 11, 2022, the Company and Parent issued a joint press release announcing entry into the Merger Agreement. A copy of that press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1†	Agreement and Plan of Merger by and among the Parent, the Purchaser and the Company, dated as of July 10, 2022.

10.1	Support Agreement, dated as of July 10, 2022, by and among the Parent, the Purchaser and the stockholders named therein.

99.1	Joint Press Release, dated July 11, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain schedules and exhibits omitted pursuant to item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon its request.

Additional Information

The tender offer for the outstanding shares of the Company referenced in this Current Report on Form 8-K has not yet commenced. This Current Report on Form 8-K is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that the Parent and its subsidiary will file with the Securities and Exchange Commission. At the time the tender offer is commenced, the Parent will file with the SEC a Tender Offer Statement on Schedule TO, and thereafter the Company will file a Solicitation/Recommendation Statement with the Securities and Exchange Commission on Schedule 14D-9 with respect to the tender offer. The Company’s stockholders are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents that have yet to be filed) and the Solicitation/Recommendation Statement because they will contain important information that should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available for free at the SEC’s website at www.sec.gov. Free copies of these materials and other tender offer documents will be made available by the information agent for the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, the Company and the Parent file annual, quarterly and special reports, proxy statements and other information with the SEC. The Company’s filings with the SEC are available to the public from the website maintained by the SEC at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by contacting Innoviva, Inc. at 1350 Old Bayshore Highway Suite 400, Burlingame, CA 94010 or (650) 238-9600.

Forward-Looking Statements

Any statements in this Form 8-K regarding the proposed transaction between the Parent and the Company and any other statements about the Company management’s future expectations, beliefs, goals, plans or prospectus constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates,” and similar expressions), should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the proposed Offer and Merger may not be completed in a timely manner, or at all, which may adversely affect the Company’s business and the price of its common stock; risks as to the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the failure to satisfy all of the closing conditions of the Offer and/or the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, the Offer and/or the other proposed transactions; the effect of the announcement or pendency of the Offer, Merger or other proposed transactions on the Company’s business, operating results, and relationships with customers, suppliers, competitors and others; risks that the Offer, Merger or other proposed transactions may disrupt the Company’s current plans and business operations; potential difficulties retaining employees as a result of the proposed transactions; risks related to the diverting of management’s attention from the Company’s ongoing business operations; the outcome of any legal proceedings that may be instituted against the Company related to the Merger Agreement, the Offer, the Merger or the other proposed transactions; risks associated with GIAPREZA® (angiotensin II) and XERAVA® (eravacycline) sales; risks related to operating costs; regulatory actions relating to the Company’s products by the U.S. FDA, European Commission, China National Medical Products Administration and/or other regulatory authorities; risks related to expected future cash flows of the Company, including upfront, milestone, royalty and other payments resulting from the Company’s out-license agreements and commercial supply agreements; concerns with or threats of, or the consequences of, pandemics, contagious diseases or health epidemics, including COVID-19; risks associated with competition, and other commercial and other risk factors discussed in the “Risk Factors” section of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2022 filed with the SEC on May 16, 2022. Any forward-looking statements contained in this Current Report on Form 8-K speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

La Jolla Pharmaceutical Company

Date: July 11, 2022	By:	/s/ Larry Edwards
Larry Edwards
Chief Executive Officer